1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

May 15, 2018

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:  Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Alexander Karampatsos and me on April 23, 2018 with respect to the Registrant’s Post-Effective Amendment No. 16 filed on March 5, 2018, relating to Hartford Short Duration ETF (the “Fund”), a new series of the Registrant.  On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.         Comment:         Please provide supplementally a completed Annual Fund Operating Expenses table for the Fund.

Response:          The Annual Fund Operating Expenses table for the Fund is attached as Appendix I.

2.         Comment:         Please provide supplementally a completed Expense Example for the Fund.

Response:          The Expense Example for the Fund is attached as Appendix II.

3.         Comment:         Please disclose supplementally whether there are any limits on the Fund’s investments in non-agency mortgage-related and other asset-backed securities.  Please also disclose supplementally the types of asset-backed securities in which the Fund may invest.

Response:          Consistent with the generic listing standards of the Fund’s listing exchange, the Fund may not invest more than 20% of the weight of the fixed income portion of its portfolio in non-agency mortgage-related and other asset-backed securities. Within that limit, the Fund may invest in collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDO”), equity tranches of CLOs and CDOs, privately issued mortgage-backed securities, and other asset-backed securities.

4.         Comment:         The Principal Risks section includes disclosure regarding options; however, options are not discussed in the Fund’s Principal Investment Strategy section. Please consider revising the Principal Investment Strategy section to disclose the Fund’s use of options.

Response:          The Registrant has revised the disclosure consistent with this comment.

5.         Comment:         The Principal Risks section includes disclosure regarding securities lending; however, securities lending is not discussed in the Fund’s Principal Investment Strategy section. Please consider revising the Principal Investment Strategy section to disclose the Fund’s use of securities lending.

Response:          The Registrant confirms that the Fund may engage in securities lending; however, securities lending is not a principal investment strategy of the Fund. The Registrant has determined to add the following disclosure to the Additional Information Regarding Investment Strategies and Risks section of the Fund’s Prospectus:

PARTICIPATION IN SECURITIES LENDING ACTIVITIES

The Fund may lend portfolio securities to certain borrowers in U.S. and non-U.S. markets in an amount not to exceed one third (33 1/3%) of the value of its total assets.

The Registrant respectfully declines to make any additional changes pursuant to this comment.

6.         Comment:         The Staff notes that the Principal Risks section includes disclosure regarding high portfolio turnover risk; however, high portfolio turnover is not discussed in the Fund’s Principal Investment Strategy section. Please consider revising the Principal Investment Strategy section to disclose that the Fund may engage in active and frequent trading of portfolio securities.

Response:          The Registrant respectfully notes that high portfolio turnover is not disclosed as a principal risk or an additional risk of the Fund. However, as required by Item 3 of Form N-1A, the Fund discloses the effect that a high portfolio turnover rate would have on the Fund in the Portfolio Turnover section of the Fund’s prospectus. For these reasons, the Registrant respectfully declines to make the proposed change.

7.         Comment:         With respect to the Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus, please indicate whether the Short Duration Mutual Fund is the only mutual fund under discretionary management by Wellington Management in Wellington Management’s short duration bond investment strategy that has investment objectives, policies and strategies substantially similar to those of the Fund.

Response:          The Registrant confirms that the Short Duration Mutual Fund is the only mutual fund under discretionary management by Wellington Management in Wellington Management’s short duration bond investment strategy that has investment objectives, policies and strategies substantially similar to those of the Fund.

8.         Comment:         With respect to the Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus, please consider revising the disclosure to indicate that the performance of each of Short Duration Bond Plus Composite and the Short Duration Mutual Fund reflects the performance of the Investment Manager and/or Wellington Management, as applicable.

Response:          The Registrant has revised the disclosure consistent with this comment. The revised Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus is attached as Appendix III. The Registrant respectfully notes that Wellington Management became the Short Duration Mutual Fund’s sub-adviser in 2012, and performance prior to that time reflects that of a Hartford Investment Management Company, an affiliate of the Investment Manager.

9.         Comment:         The Staff notes that the following disclosure is included in the Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus:

The personnel who managed the Short Duration Mutual Fund and the other accounts that make up the Short Duration Bond Plus Composite, and who, therefore, generated, or contributed to, the historical performance shown may differ from the personnel managing the Short Duration ETF.

Please revise the disclosure to clarify whether the personnel who managed the Short Duration Mutual Fund and the other accounts that make up the Short Duration Bond Plus Composite differ from the personnel managing the Fund.

Response:          The Registrant has revised the disclosure consistent with this comment.

10.       Comment:         With respect to the Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus, please consider revising the “Since Inception” column header to remove “2, 3”.

Response:          The Registrant respectfully notes that “2, 3” are footnote reference numbers to footnotes included immediately after the performance tables. The Registrant also confirms the accuracy of the footnotes. Accordingly, the Registrant respectfully declines to incorporate this comment.

11.       Comment:         Please explain supplementally why the inception date of the Short Duration Mutual Fund precedes the inception date of the Short Duration Bond Plus Composite.

Response:          The Registrant respectfully notes that the Short Duration Mutual Fund has only been included in the Short Duration Bond Plus Composite since 2012 because Wellington Management became the Fund’s sub-adviser in 2012.

Prior to that time, the Fund was sub-advised by an affiliate of the Investment Manager.

12.       Comment:         Please explain supplementally why the tables in the Prior Performance of Related Short Duration Accounts section of the Fund’s Prospectus disclose performance of the Short Duration Mutual Fund net of Class F expenses rather than that of another share class.

Response:          Performance of the Short Duration Mutual Fund is net of Class F expenses because the Class F expense structure most closely resembles the expense structure of the Fund. The Registrant notes that Class F expenses of Short Duration Mutual Fund are higher than those of the Fund.

13.       Comment:         Please confirm supplementally that the Fund or its adviser(s) have the records necessary to support the calculation of the performance of the Short Duration Bond Plus Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:          The Registrant confirms that Wellington Management, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:     Alice A. Pellegrino

John V. O’Hanlon

Appendix I

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.29%
Distribution and service (12b-1) fees	None
Other Expenses	0.00%
Total annual fund operating expenses	0.29%

Appendix II

EXAMPLE.  The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•                  Your investment has a 5% return each year

•                  The Fund’s operating expenses remain the same

Your actual costs may be higher or lower.  Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3
$30	$93

Appendix III

PRIOR PERFORMANCE OF RELATED SHORT DURATION ACCOUNTS

The following tables present the past performance of a composite of certain accounts managed by Wellington Management (the “Short Duration Bond Plus Composite”), which serves as sub-adviser to the Short Duration ETF, and of The Hartford Short Duration Fund (“Short Duration Mutual Fund”), a series of The Hartford Mutual Funds, Inc., sub-advised by Wellington Management. The Short Duration Bond Plus Composite consists of all fee paying accounts under discretionary management by Wellington Management in Wellington Management’s short duration bond investment strategy that have investment objectives, policies and strategies substantially similar to those of Short Duration ETF, including Short Duration Mutual Fund.  As of May 18, 2018, the Short Duration Mutual Fund is the only account and only mutual fund in the Short Duration Bond Plus Composite. The performance of the Short Duration Mutual Fund beginning on June 1, 2012 and the performance of the Short Duration Bond Plus Composite reflect the performance of Wellington Management.  The performance of the Short Duration Bond Plus Composite has been adjusted to reflect the operating costs of the account with the highest operating expenses in the Short Duration Bond Plus Composite. The net performance of Short Duration Mutual Fund reflects the operating costs of Short Duration Mutual Fund. Historical performance has been prepared in compliance with the Global Investment Performance Standards (GIPS®). The GIPS method for computing historical performance differs from the SEC’s method. Returns reflect all income, gains and losses and reinvestment of any dividends or capital gains without provision for federal or state income tax. Because the gross performance data of the Short Duration Bond Plus Composite shown in the tables does not reflect the deduction of investment advisory fees paid by certain accounts that make up the composite and certain other expenses that would be applicable to exchange-traded funds, the net performance data may be more relevant to potential investors in Short Duration ETF in their analysis of the historical experience of Wellington Management in managing all short duration bond portfolios, with investment objectives, policies and strategies substantially similar to those of Short Duration ETF.

Certain accounts that are included in the Short Duration Bond Plus Composite are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on Short Duration ETF by the 1940 Act or Subchapter M of the Internal Revenue Code. Consequently, the performance results for the composite may have been less favorable had it been regulated as an investment company under the federal securities laws.

Short Duration Mutual Fund is subject to the diversification requirements, specific tax restrictions and investment limitations imposed on Short Duration ETF by the 1940 Act and Subchapter M of the Internal Revenue Code.

THE HISTORICAL PERFORMANCE OF EACH OF THE SHORT DURATION BOND PLUS COMPOSITE AND SHORT DURATION MUTUAL FUND IS NOT THAT OF SHORT DURATION ETF, IS NOT A SUBSTITUTE FOR SHORT DURATION ETF’S PERFORMANCE AND IS NOT NECESSARILY INDICATIVE OF ANY FUND’S FUTURE RESULTS.  Short Duration ETF’s actual performance may differ significantly from the past performance of the Short Duration Bond Plus Composite and Short Duration Mutual Fund. The personnel who managed the Short Duration Mutual Fund and the other accounts that make up the Short Duration Bond Plus Composite, and who, therefore, generated, or contributed to, the historical performance shown may differ from the personnel managing the Short Duration ETF.  Prior to March 5, 2012, the Short Duration Mutual Fund was sub-advised by an affiliate of the Investment Manager, and therefore, the personnel managing the Short Duration ETF differ from the personnel who managed the Short Duration Mutual Fund prior to that date.

While the accounts in the composite experience inflows and outflows of cash from clients, there can be no assurance that the continuous offering of Short Duration ETF’s shares and Short Duration ETF’s obligation to redeem its shares will not adversely affect Short Duration ETF’s performance.

SHORT DURATION BOND PLUS COMPOSITE & SHORT DURATION MUTUAL FUND PERFORMANCE1

Average annual total returns for the periods ended December 31, 2017:

	1 Year	5 Years	Since Inception[2,3]
Short Duration Bond Plus Composite (Net)	2.34%	1.84%	2.19%
Short Duration Bond Plus Composite (Gross)	2.84%	2.34%	2.69%
Short Duration Mutual Fund (Net of Class F expenses)[4]	2.33%	1.78%	2.80%
Short Duration Mutual Fund (Gross)	2.84%	2.34%	3.54%
Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for fees, expenses or taxes)	0.84%	0.84%	2.41%

Total returns for the periods ended December 31

	2008[3]	2009	2010	2011	2012[2]	2013	2014	2015	2016	2017
Short Duration Bond Plus Composite (Net)	N/A	N/A	N/A	N/A	3.00%	1.44%	1.17%	0.89%	3.39%	2.34%

Short Duration Bond Plus Composite (Gross)	N/A	N/A	N/A	N/A	3.29%	1.94%	1.67%	1.38%	3.90%	2.84%

Short Duration Mutual Fund (Net of Class F expenses)[4]	-3.46%	10.11%	4.73%	2.26%	5.00%	1.36%	1.11%	0.83%	3.31%	2.33%

Short Duration Mutual Fund (Gross)	-2.58%	11.09%	5.19%	2.93%	5.51%	1.94%	1.67%	1.38%	3.90%	2.84%

Bloomberg Barclays 1-3 Year U.S. Government/Credit Index (reflects no deduction for fees, expenses or taxes)	4.97%	3.82%	2.80%	1.59%	1.26%	0.64%	0.77%	0.65%	1.28%	0.84%

1                   This is not the performance of the Short Duration ETF.  As of March 31, 2018, the Short Duration Bond Plus Composite consisted of the Short Duration Mutual Fund with aggregate assets of $877.9 million.

2                   Returns for the Short Duration Bond Plus Composite reflect performance beginning June 1, 2012.

3                   Returns for the Short Duration Mutual Fund reflect performance beginning October 31, 2002.  Returns for the period prior to March 5, 2012 reflect the performance of a different sub-adviser.

4                   Class F shares commenced operations February 28, 2017.  Performance prior to that date reflects that of the Short Duration Mutual Fund’s Class I shares from February 26, 2010 through February 27, 2017 and Class A shares (excluding sales charges) prior to February 26, 2010.

Past performance does not guarantee future results. Performance for the periods subsequent to those periods reflected herein may be lower.

Description of Bloomberg Barclays 1-3 Year U.S. Government/Credit Index

The Bloomberg Barclays 1-3 Year U.S. Government/Credit Index is an unmanaged index comprised of the U.S. Government/Credit component of the U.S. Aggregate Index. The 1-3 Year Government/Credit Index includes securities in the 1-3 year maturity range in the Government/Credit Index.